March 3, 2006                                       Mayer, Brown, Rowe & Maw LLP
                                                                   1675 Broadway
                                                   New York, New York 10019-5820

                                                         Main Tel (212) 506-2500
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VIA EDGAR AND UPS
-----------------                                                   TERRY SCHIFF
                                                       Direct Tel (212) 506-2539
Ms. Sara D. Kalin                                      Direct Fax (212) 849-5539
Securities and Exchange Commission                    tschiff@mayerbrownrowe.com
Division of Corporation Finance
Washington, D.C.  20549

Re:      Stanwich Asset Acceptance Company, LLC
         Registration Statement on Form S-3
         File No. 333-130210 Response to Comment Letter
         ----------------------------------------------
         dated March 1, 2006
         -------------------

Dear Ms. Kalin:

         This letter is submitted on behalf of Stanwich Asset Acceptance
Company, LLC (the "Registrant") in response to comments of the Division of
Corporation Finance of the Securities and Exchange Commission (the "Commission")
on the Registrant's Pre-Effective Amendment No. 1 to the registration statement on Form S-3 (the "Registration Statement") as set forth in the letter to Sara D.
Kalin, dated February 13, 2006.

         We are at this time, on behalf of the Registrant, submitting
Pre-Effective Amendment No. 2 to the Registration Statement (the "Amendment")
electronically via Edgar. As well, we are enclosing three (3) hard copies of the
Amendment. For your convenience, we have also enclosed three (3) blacklined copies of the Amendment, marked to indicate the changes that have been made in response to the staff's comments and other changes.

         For reference purposes, the exact text of the Commission's numbered comments in the March 1, 2006 letter has been reproduced in italics with the
Registrant's response indicated below each comment. Page number references in the Registrant's responses refer to the relevant pages of the blacklined copy of the Amendment. Capitalized terms used, but not defined herein, have the meanings set forth in the Amendment.

General
-------

     1.   While we note the revisions you have made in response to comment 5 of our letter dated January 5, 2006, the use of mortgage securities is still referenced on the cover page and throughout your base prospectus. For example, we note the disclosure on pages five through seven, as well as the disclosure under "Description of Certificates."
          Please revise to remove all references to mortgage securities.

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Mayer, Brown, Rowe & Maw LLP

March 3, 2006

          Response: In response to comment 5 of your letter dated January 5,
          2006, we deleted references to mortgage-backed securities insured or guaranteed by Fannie Mae, Freddie Mac or Ginnie Mae. However, the
          registrant intends to maintain the flexibility for the trusts to potentially include mortgage securities and whole or partial participations in mortgage loans. We have included representative disclosure in the prospectus supplement relating to a trust including mortgage securities and we have previously filed a Form of Trust
          Agreement as Exhibit 4.2.

PROSPECTUS SUPPLEMENT
---------------------

Delinquency Experience of the Mortgage Loan Pool, page S-88
-----------------------------------------------------------

     2.   While we note the revisions you have made in response to comment 8 of our letter dated January 5, 2006, please revise your delinquency table to conform to the requirements of Item 1100(b) of Regulation AB. In this regard, we note that you should present delinquency experience in
          30 or 31 day increments through the point that the assets are charged off.

          Response: The disclosure has been revised as requested on page 91.

BASE PROSPECTUS
---------------

Convertible Mortgage Loans, page 12
-----------------------------------

     3.   We note your response to comment 12 of our letter dated January 5,
          2006 indicating that you will file a new registration statement with respect to any registered remarketing transactions that use the depositor or any affiliate as the remarketing agent. Please confirm that you will file a new registration statement with respect to any remarketing transactions that use the depositor or any affiliate as the remarketing agent.

          Response: As noted, our previous response to comment 12 of your letter dated January 5, 2006 indicated that we would file a new registration statement with respect to any registered remarketing transactions that use the depositor or any affiliate as the remarketing agent. As the referenced section only deals with the remarketing of Convertible
          Mortgage Loans and not previously registered securities, we do not believe that the filing of a new registration statement is applicable with respect to non-registered remarketing transactions of Convertible
          Mortgage Loans that use the depositor or any affiliate as the remarketing agent.

Mayer, Brown, Rowe & Maw LLP

March 3, 2006

Description of the Certificates, page 23
----------------------------------------

     4.   While we note your response to comment 13 of our letter dated January
          5, 2006, please either revise your base prospectus to provide a list of all possible indices that may be used to determine the interest rate on adjustable or variable interest rate securities or confirm that in any case they will be indices that reflect payments of interest based on debt transactions and not based on a securities or commodities index.

          Response: We confirm that the indices that may be used will be indices that reflect payments of interest based on debt transactions and not based on a securities or commodities index.

Description of Credit Enhancement, page 51
------------------------------------------

     5.   While we note the revisions you have made in response to comment 14 of our letter dated January 5, 2006, please revise to disclose all types of derivative products reasonably contemplated to be included in an actual takedown instead of merely indicating that derivate products will have the characteristics described in the accompanying prospectus supplement. Additionally, revise to confirm that all derivatives will be limited to interest rate or currency swaps or advise us how any other anticipated derivative arrangements would meet the definition of an asset-backed security. Refer to Section III.A.2.a of SEC Release
          No. 33-8518 and Item 1115 of Regulation AB.

          Response: We have deleted the general reference to derivative products and replaced it with a specific reference to credit default swaps.

     6.   We note your disclosure under "Reduction or Substitution of Credit
          Enhancement" indicating that "in most cases," credit support will be subject to reduction on a non-discretionary basis in accordance with a schedule or formula described in the prospectus supplement. Please confirm that all reductions or substitutions of credit enhancement are non-discretionary in nature or explain the other types of reductions and substitutions you intend to use and why they would fit within the definition of an asset-backed security.

          Response: As described on page 60, additional reductions,
          substitutions or terminations of credit support may be implemented upon the written assurance from each applicable rating agency that the then-current rating of the related certificates will not be adversely affected and with the consent of the related credit enhancer, if applicable.

          The definition of "asset-backed security" under Form S-3 (and now
          Regulation AB) contemplates that an asset-backed security includes
          "any rights or other assets designed to assure the servicing or timely distributions of proceeds to the security holders." The credit support provided in a specific transaction is designed to assure timely distributions of proceeds to security holders, and cannot be altered unless a third party rating agency or credit enhancer confirms that a change would not adversely affect the security holders.

Mayer, Brown, Rowe & Maw LLP

March 3, 2006

     If you have any additional questions, please do not hesitate to contact me at (212) 506-2539.

                                                     Sincerely,

                                                 /s/ Terry Schiff